

02007947

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 40675

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
AUG 2 9 2002
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chapdelaine Corporate Securities & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary (212) 209-9130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name — *if individual, state last, first, middle name*)

1333 Broadway	New York	New York	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine Corporate Securities & Co., as of June 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires September 28, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE CORPORATE SECURITIES & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2002

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Chapdelaine Corporate Securities & Co.

We have audited the accompanying statement of financial condition of Chapdelaine Corporate Securities & Co. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine Corporate Securities & Co. as of June 30, 2002, in conformity with generally accepted accounting principles.


Certified Public Accountants

August 19, 2002
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

CHAPDELAINE CORPORATE SECURITIES & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2002

ASSETS

CURRENT ASSETS		
Cash		$10,776,987
Receivable from brokers and dealers		11,056,411
Prepaid expenses		330,596
Other current assets		974,173
Total Current Assets		23,138,167
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS		
(Net of accumulated depreciation and amortization of $ 797,837)		312,662
OTHER ASSETS		
Clearing deposits	$1,871,179	
Investment in non-marketable securities	3,300	
		1,874,479
		$25,325,308

See accompanying notes

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Payable to brokers and dealers	$ 6,569,791
Accounts payable, accrued expenses and other liabilities	10,382,994
Total Liabilities	16,952,785
COMMITMENTS AND CONTINGENT LIABILITIES	
PARTNERS' CAPITAL	8,372,523
	$25,325,308

CHAPDELAINE CORPORATE SECURITIES & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue net of related expenses on a trade date basis.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

As a partnership, the Company is not subject to Federal or State income taxes, but is subject to New York City Unincorporated Business Tax.

NOTE 2 - NET CAPITAL REQUIREMENT

As a registered broker dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined of 6-2/3% of aggregate indebtedness, as defined, or $100,000 whichever is greater. At June 30, 2002 the Company had net capital of $3,505,967, which exceeded the requirements by $2,795,489.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various times through November, 2006, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2003	$805,817
2004	808,517
2005	811,325
2006	75,934
2007	32,154
	$2,533,747

CHAPDELAINE CORPORATE SECURITIES & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2002

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company leases fixed assets under operating leases expiring at various times through March 2005. Minimum future payments under non-cancelable operating leases are:

YEAR ENDED JUNE 30,	AMOUNT
2003	$104,796
2004	65,144
2005	26,507
	$196,447

Counsel has advised that there is no litigation of a material nature pending against the Company.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the statement of financial condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments. The fair value for marketable securities is based primarily on quoted market prices for those or similar instruments.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.